EXIBIT 19.4.6

EXECUTION COPY

# TRANSACTION AGREEMENT

Between

ANGLOGOLD LIMITED

and

ASHANTI GOLDFIELDS COMPANY LIMITED

Dated 4 August 2003

**TABLE OF CONTENTS**

**Page**

## ARTICLE I
## DEFINITIONS AND INTERPRETATION

## ARTICLE II
## THE SCHEME

## ARTICLE III
## TRANSFER OF SECURITIES

## ARTICLE IV
## WARRANTIES OF THE COMPANY

## ARTICLE V
## WARRANTIES OF ANGLOGOLD

## ARTICLE VI
## CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME

## ARTICLE X
## GENERAL PROVISIONS

ANNEXES

EXHIBITS

TRANSACTION AGREEMENT, dated 4 August 2003 (this "Agreement"), between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana (the "Company").

WHEREAS, AngloGold proposes to effect a business combination with Ashanti (the "Transaction") pursuant to which AngloGold will acquire all the issued and outstanding ordinary shares, no par value per share, of the Company (the "Ashanti Shares"), pursuant to a scheme of arrangement (the "Scheme") between the Company and its members under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended (the "Companies Code"), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the "Company Board") (i) has approved this Agreement, the Scheme and the other transactions contemplated by this Agreement and (ii) has resolved to issue the recommendation attached hereto as Exhibit A (the "Board Recommendation");

WHEREAS, concurrently herewith, AngloGold and Lonmin Plc, a publicly listed company incorporated under the laws of England and Wales ("Lonmin") are entering into a shareholder support deed of agreement (the "Lonmin Support Deed"), in the form attached hereto as Exhibit B, providing that, among other things, Lonmin shall vote its Ashanti Shares in support of the Scheme; and

WHEREAS, AngloGold has received "affiliate" letters from the directors and executive officers of the Company for purposes of Rule 145 under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act").

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, AngloGold and the Company hereby agree as follows:

## ARTICLE I

## DEFINITIONS AND INTERPRETATION

SECTION 1.01. Certain Definitions. For purposes of this Agreement:

"Acquisition Proposal" means (i) a proposal or offer from any person or group with respect to a direct or indirect acquisition of (A) all or substantially all of the assets of the Company or (B) more than 50% of the issued share capital of the Company; (ii) any takeover offer that, if consummated, would result in any person having beneficial ownership of more than 50% of the issued share capital of the Company; or (iii) any proposal to effect an acquisition of the Company or all or substantially all of the assets of the Company by means of a business combination, recapitalization, amalgamation, scheme of arrangement or similar transaction involving the Company; provided, however, that the Transaction shall not constitute an Acquisition Proposal.

"ACSL" means Ashanti Capital (Second) Limited, a wholly owned subsidiary of the Company incorporated under the laws of the Cayman Islands.

"Advance Meeting" has the meaning specified in Section 2.02.

"affiliate" means, with respect to any specified person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified person.

"Agreement" has the meaning specified in the Preamble.

"Anglo American" means Anglo American plc, a publicly listed company organized under the laws of England and Wales.

"AngloGold" has the meaning specified in the Preamble.

"AngloGold "A" Preferred Shares" has the meaning specified in Section 5.03.

"AngloGold ADSs" means AngloGold American Depositary Shares, each of which represents one AngloGold Share.

"AngloGold ADS Depositary" means The Bank of New York, as depositary for the AngloGold ADSs.

"AngloGold "B" Preferred Shares" has the meaning specified in Section 5.03.

"AngloGold Confidentiality Agreement" has the meaning specified in Section 7.15(b).

"AngloGold Disclosure Schedule" means the AngloGold Disclosure Schedule attached hereto, dated the date hereof, delivered by AngloGold to the Company in connection with this Agreement.

"AngloGold GhDSs" means Ghanaian Depositary Shares of AngloGold, one hundred of which shall represent one AngloGold Share.

"AngloGold Group" means AngloGold and its subsidiary undertakings, associated undertakings and any other undertakings in which AngloGold and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to the Companies Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent or more of the equity share capital (as defined in the Companies Act).

"AngloGold Model" means the financial model prepared by AngloGold for purposes of its valuation analysis of the Company, the Company Subsidiaries and Geita, taken as a whole, and delivered by AngloGold to the Company on the date hereof, containing the data provided by the Company to AngloGold, as adjusted by AngloGold and assuming a real gold price of US$340 per ounce and discount rates as set forth in the schedule below:

| Project | Discount Rate (percent) |
|---|---|
| Obuasi (cash flows from 2003 to 2009 inclusive) | 5.75 |

| Project | Discount Rate (percent) |
|---|---|
| Obuasi (cash flows from 2010 to 2018 inclusive) | 7.75 |
| Obuasi (cash flows from 2019 onwards) | 9.75 |
| Geita | 5.50 |
| Iduapriem/ Teberebie | 5.75 |
| Bibiani | 5.75 |
| Siguiri | 5.75 |
| Freda Rebecca | 5.75 |
| Other corporate cash flows | 5.75 |

"AngloGold Option Plans" means the AngloGold Share Incentive Scheme and the Acacia Employee Option Plan, each as amended from time to time.

"AngloGold Options" means the employee stock options issued under the AngloGold Option Plan.

"AngloGold Prospectus" means the prospectus, together with any amendments or supplements thereto, to be delivered by AngloGold to the members of the Company in connection with the issuance of AngloGold Shares in the Scheme.

"AngloGold Share Incentive Scheme" means the AngloGold Share Incentive Scheme amended as of 30 April 2002, as amended from time to time.

"AngloGold Shares" has the meaning specified in Section 3.01(b).

"AngloGold Subsidiary" means a subsidiary of AngloGold.

"Application" has the meaning specified in Section 7.01(a).

"Ashanti Deposit Agreement" means the Deposit Agreement dated 14 March 1994, as amended prior to the date hereof, between the Company, the Ashanti GDS Depositary and the owners and beneficial owners from time to time of the Ashanti GDSs issued and outstanding.

"Ashanti GDSs" means Global Depositary Securities of the Company, each of which represents one Ashanti Share.

"Ashanti GDS Depositary" means The Bank of New York, as depositary for the Ashanti GDSs.

"Ashanti GDS Nominee" means the nominee appointed by the Ashanti GDS Depositary to hold the Ashanti Shares underlying the Ashanti GDSs.

"Ashanti Incentive Schemes" means the 1994 AGC Employee Share Scheme and the Ashanti Performance Share Plan, each as amended from time to time.

"Ashanti Option Plan" means the AGC Senior Management Option Scheme, as amended from time to time.

"Ashanti Options" means the employee stock options issued under the Ashanti Option Plan.

"Ashanti Shares" has the meaning specified in the Recitals.

"Ashanti Warrant Deed Poll" means the Deed Poll, dated 2 November 1999, between AWL and the Company, as amended from time to time.

"Ashanti Warrants" means the warrants issued by AWL pursuant to the Ashanti Warrant Deed Poll.

"ASX" means the Australian Stock Exchange Limited.

"AWL" means Ashanti Warrants Limited, a wholly owned subsidiary of the Company incorporated under the laws of the Cayman Islands.

"beneficial ownership" means, with respect to any security, having beneficial ownership of such security as determined pursuant to Rule 13d-3 under the Exchange Act.

"Board Recommendation" has the meaning specified in the Recitals.

"business day" means any day that is not a Saturday or Sunday or other day on which banks located in Johannesburg, Accra, New York or London are required or authorized by Law to be closed.

"Cash Cancellation Option" has the meaning specified in Section 3.04(b)(i).

"CIBC" means CIBC World Markets plc.

"CIBC Opinion" has the meaning specified in Section 4.05.

"City Code" means the U.K. City Code on Takeovers and Mergers.

"Companies Act" means the United Kingdom Companies Act 1985 (as amended).

"Companies Code" has the meaning specified in the Recitals.

"Company" has the meaning specified in the Preamble.

"Company Board" has the meaning specified in the Recitals.

"Company Disclosure Schedule" means the Company Disclosure Schedule attached hereto, dated the date hereof, delivered by the Company to AngloGold in connection with this Agreement.

"Company Financial Adviser" means CIBC or another internationally recognized investment banking firm engaged by the Company.

"Company Group" means the Company and its subsidiary undertakings, associated undertakings and any other undertaking in which the Company and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to the Companies Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent or more of the equity share capital (as defined in the Companies Act).

"Company Material Adverse Effect" means any event, circumstance, change or effect (not already reflected in the AngloGold Model) that, individually or together with any other event, circumstance, change or effect, is or would reasonably likely be materially adverse to the business, financial condition, results of operations, assets or liabilities of the Company, the Company Subsidiaries and Geita, taken as a whole, that results (after offsetting any positive event, circumstance, change or effect not already reflected in the AngloGold Model) in a decrease in the Net Present Value of US$75,000,000 or more; provided, however, that, in determining whether or not a Company Material Adverse Effect has occurred, changes in general world economic conditions, the price of gold, gold lease rates, US interest rates and currency exchange rates shall not be taken into account. For purposes of determining whether a Company Material Adverse Effect has occurred, the decrease in the Net Present Value shall be calculated as the difference between: (i) the Net Present Value determined by using the AngloGold Model without making any changes in the data or assumptions contained therein, and (ii) the Net Present Value determined by using the AngloGold Model with no changes in the assumptions contained therein and with such adjustments to the cash flow and other data contained therein as may be necessary to reflect (a) the adverse events, circumstances, changes or effects that gave rise to the asserted Company Material Adverse Effect (not already reflected in the AngloGold Model) and (b) the positive events, circumstances, changes or effects (not already reflected in the AngloGold Model) that shall have occurred after the date hereof identified by the Company and taken into account by AngloGold, acting reasonably, as contemplated by Section 9.01(a)(vii) and (viii).

"Company Subsidiary" means a subsidiary of the Company.

"Confidentiality Agreements" has the meaning specified in Section 9.02.

"Confirmation Date" means the date on which the Scheme Order is issued by the High Court.

"control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

"Court Hearing" means the hearing by the High Court of the application to confirm the Scheme at which any member of the Company claiming to be affected by the Scheme shall be entitled to be represented and to object.

"Court Hearing Date" means the first day on which the Court Hearing is held or, if the Court Hearing is adjourned for any reason, the date on which the adjourned Court Hearing is held.

"EC Merger Regulation" has the meaning specified in paragraph 2.6(i) of Annex A.

"Effective Time" has the meaning specified in Section 2.04.

"Election Return Time" means the time specified in the Scheme by which elections to receive alternative forms of Scheme Consideration have to be returned.

"End Date" has the meaning specified in Section 9.01(a)(ii).

"Enlarged AngloGold Group" means AngloGold and the AngloGold Subsidiaries, taken as a whole, after giving effect to the Transaction.

"Escrow Account" has the meaning specified in Section 9.03(a).

"Escrow Agent" has the meaning specified in Section 9.03(a).

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Executive Directors" has the meaning specified in Section 7.25(a)(iv).

"Extraordinary General Meeting" means the extraordinary general meeting of the members of the Company to consider the Special Resolution.

"fractional interest" means, with respect to AngloGold Shares or AngloGold ADSs, a fractional interest in such AngloGold Shares or AngloGold ADSs, respectively.

"Gazette" means the Government Gazette of the Republic of Ghana.

"Geita" means the Company's interest in Geita Gold Mining Limited.

"Ghanaian Listing" has the meaning specified in Section 7.14(c).

"Golden Share" has the meaning specified in Section 4.03.

"Government" means the Government of the Republic of Ghana.

"Government Support Deed" means a shareholder support deed of agreement proposed to be entered into between AngloGold and the Government, in form and substance satisfactory to AngloGold and the Government, pursuant to which the Government will agree, among other things, to vote in favour of the Scheme in its capacity as a shareholder of Ashanti.

"Governmental Authority" means any national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, self-regulating authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body.

"GSE" means the Ghana Stock Exchange.

"High Court" means the High Court of Ghana.

"Independent Reporter" has the meaning specified in Section 7.01(b).

"Initial Hearing" has the meaning specified in Section 7.01(b).

"JSE" means the JSE Securities Exchange South Africa.

"Law" means any national, supranational, state, provincial, local or similar statute, law, statute, ordinance, regulation, rule, code, executive order, injunction, judgment, award, decree, order or other requirement or rule of law.

"Lonmin" has the meaning specified in the Recitals.

"Lonmin Support Deed" has the meaning specified in the Recitals.

"Liquidated Damages Amount" has the meaning specified in Section 9.04.

"Listing Particulars" has the meaning specified in Section 7.06.

"LSE" means the London Stock Exchange plc.

"MENs" means the US$75,000,000 principal amount of unsecured mandatorily exchangeable notes issued by ACSL pursuant to the MENs Deed Poll that, subject to the terms and conditions of the MENs Deed Poll, are exchangeable for Ashanti Shares or repayable in cash at par together with accrued interest.

"MENs Deed Poll" means the Deed Poll, dated as of 27 June 2002, between ACSL and the Company.

"Mining Approvals" has the meaning set forth in Exhibit 1 to Annex A.

"Mining Law" means the Ghanaian Minerals and Mining Law 1986 (P.N.D.C.L. 153), as amended.

"Minister of Mines" means the Minister of Energy and Mines of Ghana.

"Net Present Value" means the value of the Company, the Company Subsidiaries and Geita, taken as a whole, determined by using the AngloGold Model.

"No-Action Letter" means a "no-action" letter from the Staff of the SEC stating that, by reason of the exemption afforded by Section 3(a)(10) of the Securities Act, the Staff shall not recommend enforcement action to the SEC with respect to the issuance of AngloGold Shares without registration in the Scheme.

"NYSE" means the New York Stock Exchange, Inc.

"NYSE Closing Price" means the volume weighted average of the per share closing prices on the NYSE of AngloGold ADSs during ten consecutive trading days.

"Pending Superior Proposal" has the meaning specified in Section 7.16(c).

"person" means an individual, corporation, company, partnership, limited partnership, joint venture, limited liability company, syndicate, trust, association or other entity or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

"Pre-contractual Statement" has the meaning specified in Section 10.05(a).

"Record Time" means 4:30 p.m., London time, on the business day immediately preceding the Effective Time.

"Registrar of Companies" means the Registrar of Companies in Ghana appointed in accordance with Section 328 of the Companies Code.

"Registration Statement" has the meaning specified in Section 7.04(a).

"Representatives" has the meaning specified in Section 7.15(a).

"Required Notice" has the meaning specified in Section 7.16(c).

"SA Competition Act" has the meaning specified in paragraph 2.7 of Annex A.

"Scheme" has the meaning specified in the Recitals.

"Scheme Consideration" has the meaning specified in Section 3.01.

"Scheme Document" has the meaning specified in Section 7.02(a).

"Scheme Meeting" means any meeting of members of the Company convened by order of the High Court pursuant to Section 231(1) of the Companies Code.

"Scheme Order" means the order of the High Court confirming the Scheme pursuant to Section 231(4) of the Companies Code.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" has the meaning specified in the Recitals.

"Share Exchange Ratio" has the meaning specified in Section 3.01(b).

"Special Resolution" means a special resolution of the members of the Company under Section 22 of the Companies Code to approve the amendment of the Regulations of the Company, effective as of the Effective Time, to provide, among other things, that (i) any Ashanti Shares issued after the Record Time shall, provided the Scheme has become effective, be immediately transferred to AngloGold in consideration of and conditional upon the issue of such whole number of AngloGold Shares (rounded down to the nearest whole share) equal to the number of Ashanti Shares being transferred multiplied by the Share Exchange Ratio, and (ii) the Company shall be converted from a public company to a private company under the Companies Code.

"subsidiary" or "subsidiaries" means, with respect to any person, any affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

"Substitute Option" has the meaning specified in Section 3.04(b)(ii).

"Superior Proposal" means a bona fide written Acquisition Proposal made by any person other than AngloGold, not obtained in breach of this Agreement, on terms and conditions that the Company Board determines to be superior (taking into account the duty of the directors of the Company under Section 203 of the Companies Code after having taken advice from legal counsel) to the Transaction, after having received a written opinion, that has not been withdrawn, from the Company Financial Adviser (a copy of which shall be provided to AngloGold for informational purposes and on a no-liability basis) that such Acquisition Proposal is fair to holders of Ashanti Shares from a financial point of view.

"Tameng" means the Company's equity interest in Tameng Mining and Exploration (Proprietary) Limited, Registration No. 2001/001602/07.

"Tax" or "Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all related interest, penalties, additions to tax and additional amounts imposed with respect thereto), whether imposed by or arising in Ghana, South Africa, the United States, the United Kingdom or any other jurisdiction, including without limitation, by any local, regional or political subdivision of any such jurisdiction, including, without limitation:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property (real, personal or intangible), custom, sales, use, share capital, payroll, employment, national insurance, social security, workers' compensation, occupation, unemployment compensation, net worth, inheritance; taxes or other charges in the nature of excise, environment, withholding, ad valorem, stamp, stamp duty reserve, transfer, value-added or gains taxes; license, registration and documentation fees; and customs duties, tariffs and any other similar charges, whether computed on a unitary, combined or other basis.

"Termination Fee" has the meaning specified in Section 9.03.

"Transaction" has the meaning specified in the Recitals.

"Transfer Agent" means the transfer agent to be appointed by AngloGold in connection with the Scheme.

"UKLA" means the U.K. Listing Authority.

"UKLA Listing Rules" means the Listing Rules of the UKLA.

"U.S. GAAP" has the meaning specified in Section 7.02(a).

"Withdrawal Notice" has the meaning specified in Section 7.16(c).

SECTION 1.02.   Interpretation.  In this Agreement, except to the extent that the context otherwise requires:

(a)     when a reference is made in this Agreement to an Article, Section, Annex, Exhibit or Schedule, such reference is to an Article or Section of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)     the table of contents and headings of this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)     whenever the words "include", "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";

(d)     the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)     all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)     the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)     any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, except to the extent that the liability of any party is thereby increased or extended;

(h)     references to a person are also to its permitted successors and assigns; and

(i)     all references to currency, monetary values and dollars mean, unless otherwise indicated, United States (US) dollars and all payments hereunder shall be made in United States dollars.

## ARTICLE II

## THE SCHEME

SECTION 2.01.   The Scheme.  Subject to the terms and conditions of this Agreement, the Company shall apply to the High Court to propose the Scheme to the members of the Company and shall, if the Scheme is approved at the Scheme Meeting, apply to the High Court for confirmation of the Scheme in accordance with Section 231 of the Companies Code.

SECTION 2.02.   Advance Meeting.  Subject to the terms and conditions of this Agreement, a meeting (the "Advance Meeting") between the parties hereto and their respective advisers shall be held at the offices of Shearman & Sterling, 9 Appold Street, London, EC2A 2AP, or such other place as the parties may agree, on the sixth business day immediately preceding the scheduled Court Hearing Date for the purpose of confirming the satisfaction or, if permissible, waiver on or prior to the Confirmation Date of each of the conditions set forth in Annex A hereto (other than the conditions set forth in paragraphs 1.2(ii), 1.4 and 2.2 of Annex A that shall be satisfied or, if permissible, waived at the Effective Time (as defined below)).  If any of the conditions set forth in paragraphs 1.1, 1.3, 2.1, 2.6, 2.7, 2.8 and 2.16 of Annex A have not been satisfied or, if permissible, waived on or prior to the date of the Advance Meeting, the Company shall apply to the High Court for a postponement of the Court Hearing until such later date and time as the Company and AngloGold reasonably believe is necessary for all such remaining conditions to be satisfied or, if permissible, waived.

SECTION 2.03.   Deemed Waiver of Conditions.  (a)  AngloGold agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 2.3, 2.4, 2.5 and 2.9 through 2.15 (inclusive) of Annex A shall be deemed to have been waived by AngloGold unless AngloGold shall have earlier terminated this Agreement in accordance with Section 9.

(b)     The Company agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 3.1 and 3.2 of Annex A shall be deemed to have been waived by the Company unless the Company shall have earlier terminated this Agreement in accordance with Section 9.

SECTION 2.04.   Effective Time.  No later than the opening of business on the next business day after the Confirmation Date and the satisfaction or, if permissible, waiver of the conditions set forth in Annex A, the Company shall cause the Scheme Order to be delivered to the Registrar of Companies for registration and publication in the Gazette; provided, however, that if delivery of the Scheme Order to the Registrar of Companies would occur on or prior to the registration date for the payment of AngloGold's final dividend for the fiscal year ending on 31 December 2003, then the delivery of the Scheme Order to the Registrar of Companies shall not be made until the opening of business on the next business day after such registration date (the date and time of such delivery to the Registrar of Companies being the "Effective Time").  AngloGold agrees to use reasonable endeavours to set a registration date for the payment of such final dividend that would not delay the Effective Time.

## ARTICLE III

## TRANSFER OF SECURITIES

SECTION 3.01.   Transfer of Ashanti Shares.  At the Effective Time, by virtue of the Scheme Order and without any action on the part of the Company (other than registration of the transfer of all the issued and outstanding Ashanti Shares to AngloGold in the share register of the Company), or on the part of AngloGold (other than the issue or payment of the consideration described in this Section 3.01 (the "Scheme Consideration")) or on the part of holders of Ashanti Shares:

(a)     each Ashanti Share issued and outstanding immediately prior to the Effective Time (other than any Ashanti Shares held as described in Section 3.01(f)) shall be automatically transferred to AngloGold;

(b)     each holder of an Ashanti Share on the register at the Record Time resident outside Ghana (other than the Ashanti GDS Nominee and holders of Ashanti Shares resident in the United States) shall receive 0.26 ordinary shares, par value ZAR0.25 per share, of AngloGold (the "AngloGold Shares") for every Ashanti Share then held (the "Share Exchange Ratio") or, if such holder completes and returns a form of election prior to the Election Return Time, an equivalent number of AngloGold ADSs, in each case with fractional interests being treated in accordance with Section 3.02(e);

(c)     each holder of an Ashanti Share on the register at the Record Time resident in the United States shall receive AngloGold ADSs on the same basis as AngloGold Shares under the Share Exchange Ratio or, if such holder completes and returns a form of election prior to the Election Return Time, an equivalent number of AngloGold Shares, in each case with fractional interests being treated in accordance with Section 3.02(e).

(d)      pursuant to arrangements to be entered into with the Ashanti GDS Depositary, each holder of an Ashanti GDS shall receive AngloGold ADSs on the same basis as AngloGold Shares under the Share Exchange Ratio or, if such holder elects, an equivalent number of AngloGold Shares, in each case with fractional interests being treated in accordance with Section 3.02(e).

(e)      each holder of an Ashanti Share on the register at the Record Time resident in Ghana shall receive the number of AngloGold GhDSs equal to the number of AngloGold Shares such holder would be entitled to receive on the same basis as AngloGold Shares under the Share Exchange Ratio multiplied by 100 or, if such holder completes and returns a form of election prior to the Election Return Time, (i) AngloGold Shares on the basis of the Share Exchange Ratio or (ii) an equivalent number of AngloGold ADSs, in each case with fractional interests being treated in accordance with Section 3.02(e); and

(f)      on the Effective Time, (i) each Ashanti Share held in the treasury of the Company will continue to be so held without any payment or distribution being made with respect thereto and (ii) each unallocated Ashanti Share held by any trustee or similar person under any Ashanti Incentive Scheme shall be transferred to AngloGold in accordance with the Scheme in exchange for 0.26 AngloGold Shares.

The AngloGold Shares and the AngloGold ADSs issued in accordance with this Article III shall be of the same class and shall have the same rights as the currently outstanding AngloGold Shares and the currently outstanding AngloGold ADSs, respectively, and shall be issued free from all liens, charges, equities and other encumbrances created by AngloGold.  Each AngloGold GhDS issued in accordance with this Article III shall be of the same class and shall have the same rights as one one-hundredth of a currently outstanding AngloGold Share and shall be issued free from all liens, charges, equities and other encumbrances created by AngloGold.

SECTION 3.02.   Settlement of Consideration.  (a)  Immediately after the Effective Time, AngloGold shall allot and issue the AngloGold Shares to be delivered in the Scheme and as promptly as reasonably practicable thereafter shall effect delivery of the AngloGold Shares through the Transfer Agent to the holders of Ashanti Shares and Ashanti GDSs in accordance with Section 3.01 and the settlement provisions to be agreed by the parties hereto.  Any holder of Ashanti Shares or Ashanti GDSs resident in the United States, who does not complete a form of election and, in the case of a holder of Ashanti GDSs, who does not hold such Ashanti GDSs through an account with a broker located in the United States, shall receive certificated AngloGold ADSs.

(b)      AngloGold ADSs.  AngloGold shall allot and issue the appropriate number of AngloGold Shares to the AngloGold ADS Depositary, or its custodian, and shall cause the AngloGold ADS Depositary to issue the AngloGold ADSs to the Ashanti GDS Nominee for delivery to relevant holders of Ashanti GDSs in accordance with Section 3.01(d).  The Company shall use reasonable endeavours to obtain the agreement of the Ashanti GDS Depositary to make appropriate amendments to and, if appropriate, terminate the Ashanti Deposit Agreement such that persons having a beneficial interest in Ashanti GDSs shall be credited with beneficial interests in AngloGold ADSs on the basis of the Share Exchange Ratio as promptly as reasonably practicable after the Effective Time.

(c)     <u>Dividends and Other Distributions</u>.  No dividends or other distributions with respect to AngloGold Shares (including AngloGold Shares underlying AngloGold ADSs) with a record date prior to the Effective Time shall be paid to the holder of any Ashanti Shares or Ashanti GDSs.

(d)     <u>No Further Rights in Ashanti Shares</u>.  All AngloGold Shares, AngloGold ADSs and AngloGold GhDSs issued upon transfer of the Ashanti Shares in accordance with the terms hereof (including any cash paid or AngloGold GhDSs delivered pursuant to Section 3.02(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Ashanti Shares and free and clear from all liens, charges, equities and other encumbrances created by AngloGold.

(e)     <u>No Fractional Shares</u>.  Except as described in this Section 3.02(e), no certificates or scrip representing fractional AngloGold Shares or fractional AngloGold ADSs shall be issued, no dividend or distribution with respect to AngloGold Shares, AngloGold ADSs or AngloGold GhDSs shall be payable on or with respect to any fractional interest and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of AngloGold.  Each holder of a fractional interest resident in Ghana shall have the right to receive, at such holder's election, either (i) the number of AngloGold GhDSs equal to the product of such fractional interest multiplied by 100, or (ii) cash, in each case without interest, as described below.  Each holder of a fractional interest who is not resident in Ghana (or who is resident in Ghana but has made an election to receive cash rather than AngloGold GhDSs) shall be paid an amount in cash, without interest, equal to the product obtained by multiplying (i) such fractional interest to which such holder (after taking into account all fractional interests then held by such holder) would otherwise be entitled, by (ii) the volume weighted average of the per share closing prices on the NYSE of AngloGold ADSs during the ten consecutive trading days ending on (and including) the trading day immediately preceding the date of the Effective Time.  As promptly as practicable after the determination of the amount of cash, if any, or, if applicable, the number of AngloGold GhDSs, to be paid or delivered to holders of fractional interests, the Transfer Agent shall so notify AngloGold, and AngloGold shall deposit such amount and such number with the Transfer Agent and shall cause the Transfer Agent to forward payments or AngloGold GhDSs to such holders of fractional interests subject to and in accordance with the terms of Section 3.02(a).

(f)     <u>Adjustments to Share Exchange Ratio</u>.  (i) The Share Exchange Ratio shall be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into AngloGold Shares or Ashanti Shares), bonus issue, extraordinary dividend (which shall, subject to the last sentence of this clause (i), comprise any dividend other than the interim dividend anticipated to be paid by AngloGold in August 2003 and the final dividend anticipated to be paid by AngloGold in February 2004), reorganization, recapitalization, reclassification or other like change with respect to AngloGold Shares or Ashanti Shares occurring on or after the date hereof and prior to the Effective Time on such basis as shall be determined by an independent internationally recognised investment banking firm (acting as an expert) jointly appointed by the parties hereto.  If the interim dividend exceeds 80 per cent of AngloGold's unaudited headline earnings (before unrealised non-hedge derivatives) for the first six months of fiscal year 2003 or if the interim dividend (excluding any amount of the interim dividend that was treated as an extraordinary dividend) and the final dividend in the aggregate exceed 80 per cent of

AngloGold's headline earnings (before unrealised non-hedge derivatives) for the fiscal year 2003 then the excess shall constitute an extraordinary dividend.

(ii)     In addition, if and whenever AngloGold shall issue after the date hereof and prior to the Effective Time, AngloGold Shares (other than on the exercise of any rights of conversion into, or exchange or subscription for AngloGold Shares (including upon exercise of employee stock options) or issues pursuant to a stock split, reverse stock split, stock dividend, bonus issue, reorganisation, recapitalisation, reclassification or like change), or issue or grant options, warrants and other rights carrying rights to subscribe for or otherwise acquire any AngloGold Shares, in each case at a price per AngloGold Share which is less than 90 per cent of the NYSE Closing Price immediately preceding the date on which the terms of such issue or grant are publicly announced, the Share Exchange Ratio shall be adjusted by dividing the Share Exchange Ratio in effect immediately before such issue or grant by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A     is the number of AngloGold Shares outstanding immediately before such issue or grant;

B     is the number of AngloGold Shares equal to the quotient of the aggregate consideration receivable for the AngloGold Shares so issued, or for the maximum number of AngloGold Shares to be issued upon exercise in full of such options, warrants or other rights, divided by the NYSE Closing Price immediately preceding the date on which the terms of such issue or grant are publicly announced; and

C     is the number of AngloGold Shares so issued or such maximum number of AngloGold Shares to be issued.

Such adjustment shall become effective on the date of such issue or grant.

(g)     In the event that AngloGold proposes to acquire securities, property or assets with a value in excess of US$50 million in exchange for AngloGold Shares, AngloGold shall, prior to consummating such acquisition, obtain a written opinion from an independent internationally recognized investment banking firm to the effect that the consideration to be paid by AngloGold in such exchange is fair, from a financial point of view, to AngloGold; provided, however, that no such opinion shall be required if AngloGold acquires securities which are listed on the JSE or another internationally recognised stock exchange or quotation system and the exchange ratio is based on the current market prices of such securities and AngloGold Shares.

(h)     In the event that AngloGold proposes to acquire securities, property or assets from Anglo American in exchange for AngloGold Shares, AngloGold shall, prior to consummating such acquisition, obtain a written opinion from an independent internationally recognized investment banking firm to the effect that the consideration to be paid by AngloGold in such exchange is fair, from a financial point of view, to AngloGold; provided, however, that no such opinion shall be required if AngloGold acquires securities from Anglo

American and such securities are listed on the JSE or another internationally recognized stock exchange or quotation system and the exchange ratio is based on current market prices of such securities and AngloGold Shares.

(i)     No Liability.  AngloGold shall not be liable to any holder of Ashanti Shares for any such Ashanti Shares (or dividends or distributions with respect thereto), or cash delivered to any Governmental Authority pursuant to any abandoned property, forfeiture or similar Law.

(j)     Withholding Rights.  AngloGold and its agents shall be entitled to deduct and withhold from the Scheme Consideration otherwise payable pursuant to this Agreement to any holder of Ashanti Shares (or holder of Ashanti GDSs) such amounts as it is required to deduct and withhold with respect to the making of such payments under applicable Tax laws.  AngloGold hereby confirms that it is not obliged on the basis of existing Law or practice to withhold any Scheme Consideration in respect of Taxes imposed by Ghana, the United Kingdom or the United States, it being understood that any transfer agent, exchange agent, depositary or other paying agent that is a U.S. person or a U.S. related person (within the meaning of applicable U.S. Treasury Regulations) shall be subject to U.S. federal backup withholding requirements with respect to the Scheme Consideration distributed by it to any holder of Ashanti Shares or Ashanti GDSs unless such holder provides either its taxpayer identification number or a certificate of non-U.S. status on the form required by the U.S. Internal Revenue Service.  To the extent that amounts are so deducted or withheld by AngloGold, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Ashanti Shares (or holder of Ashanti GDSs) in respect of which such deduction or withholding was made by AngloGold.

SECTION 3.03.   Share Register.  At the Record Time, the share register of the Company shall be closed and there shall be no further registration of transfers of Ashanti Shares outstanding at the Effective Time thereafter on the share register of the Company, except for the registration of the transfer of all issued and outstanding Ashanti Shares of the Company (other than Ashanti Shares held in the treasury of the Company) to AngloGold. From and after the Effective Time, the holders of Certificates representing Ashanti Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Ashanti Shares other than the right to receive the Scheme Consideration pursuant to this Agreement.

SECTION 3.04.   Ashanti Options.  (a) Any Ashanti Option outstanding at the Effective Time that is not otherwise exercisable at the Effective Time shall, in accordance with the terms of the Ashanti Option Plan, become exercisable for a period of one month immediately following the Effective Time.  Subject to the adoption of the Special Resolution at the Extraordinary General Meeting, any Ashanti Shares issued after the Record Time upon exercise of Ashanti Options shall, provided the Scheme has become effective, be immediately transferred to AngloGold in consideration of and conditional on the issue of such whole number of AngloGold Shares (rounded down to the nearest whole share) equal to such number of Ashanti Shares multiplied by the Share Exchange Ratio.  Any Ashanti Options not exercised within the one-month period immediately following the Effective Time shall automatically lapse in accordance with their own terms.

(b)     AngloGold shall provide each holder of an Ashanti Option that is outstanding and unexercised at the Effective Time with the right to elect:

(i)        to receive in exchange for the cancellation of such Ashanti Option, a payment in cash, subject to all applicable Tax withholding requirements, in an amount equal to the product obtained by multiplying (i) the excess, if any, of (A) the product obtained by multiplying the Share Exchange Ratio by the NYSE Closing Price immediately preceding the date of the Effective Time, over (B) the per share exercise price of such Ashanti Option, and (ii) the number of Ashanti Shares subject to such Ashanti Option as of the Effective Time (hereinafter, the "Cash Cancellation Option"); or

(ii)        to convert such Ashanti Option into a new option (a "Substitute Option") that shall be exercisable for, and represent the right to acquire, that number of AngloGold Shares (rounded down to the nearest whole share) equal to the number of Ashanti Shares subject to such Ashanti Option multiplied by the Share Exchange Ratio and the per share exercise price of such Substitute Option shall be an amount equal to the per share exercise price of such Ashanti Option in effect immediately prior to the Effective Time divided by the Share Exchange Ratio (the exercise price per share of such Substitute Option, as so determined, being rounded downward to the nearest full cent). Such Substitute Option shall otherwise be subject to the same terms and conditions of such Ashanti Option (without giving effect to the acceleration of the exercise date as described in Section 3.04(a)). At such time as AngloGold makes the proposals contemplated by Section 3.04(e), AngloGold shall deliver, or cause to be delivered, to each holder of an Ashanti Option a notice setting forth the terms and conditions of such Substitute Option. AngloGold shall take all corporate action necessary to reserve for issuance a sufficient number of AngloGold Shares for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 3.04(b)(ii).

(c)        AngloGold agrees that it shall use all reasonable endeavours to cooperate with the Company with regard to any applications for tax clearances or other applications to any Governmental Authority in connection with this Section 3.04.

(d)        Subject to this Section 3.04, AngloGold agrees that all conditions relating to exercise in the Ashanti Option Plan, in any certificate relating to Ashanti Options and in any Ashanti Incentive Scheme, shall lapse on the Effective Time, and all Ashanti Options shall become immediately exercisable and any and all awards under the Ashanti Incentive Schemes shall immediately vest with effect from the Effective Time.

(e)        AngloGold shall make proposals to the holders of Ashanti Options in accordance with this Section 3.04 within one month prior to the expected Effective Time in a manner agreed between the parties and such proposals shall remain open for election until the lapse of the Ashanti Options in accordance with their terms.

## ARTICLE IV

## WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, the Company hereby warrants to AngloGold as follows:

SECTION 4.01.   Corporate Organization.  The Company is a publicly listed company duly organized and validly existing under the laws of the Republic of Ghana and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect.  The Company is duly qualified or licensed as a foreign corporation to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Company Material Adverse Effect.

SECTION 4.02.   Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Scheme.  The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Scheme have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Scheme (other than the approval of the Scheme by the requisite majority of the holders of Ashanti Shares at the Scheme Meeting, the approval of the Special Resolution by the requisite majority of the members of the Company at the Extraordinary General Meeting, the issuance of the Scheme Order by the High Court and the delivery of the Scheme Order to the Registrar of Companies).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by AngloGold, constitutes a legal, valid and binding obligation of the Company.

SECTION 4.03.   Capitalization.  The authorized share capital of the Company consists of (i) 200,000,000 Ashanti Shares, and (ii) one special rights redeemable preference share, no par value per share, of Ashanti (the "Golden Share").  As of the date of this Agreement, (i) 130,289,386 Ashanti Shares, excluding the Golden Share and excluding Ashanti Shares held in the treasury of the Company, are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 556,987 Ashanti Shares are held in the treasury of the Company, (iii) 838,184 Ashanti Shares are held by Company Subsidiaries, (iv) 3,041,694 Ashanti Shares are issuable pursuant to outstanding Ashanti Options granted under the Ashanti Option Plan, (v) 810,435 Ashanti Shares constitute awards under the Ashanti Incentive Schemes, (vi) 2,496,826 Ashanti Shares are issuable pursuant to outstanding Ashanti Warrants, and (vii) 13,888,889 Ashanti Shares are issuable pursuant to the terms of the outstanding MENs.  As of the date of this Agreement, one Golden Share is issued and outstanding and is owned by the Government.  Except as set forth in this Section 4.03 or in Section 4.03 of the Company Disclosure Schedule, and except for ordinary course arrangements relating to exploration joint ventures in respect of which there are no proven or probable reserves, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares, or other equity interests in, the Company or any Company Subsidiary.  The Company has made available to AngloGold accurate and complete copies, each as in effect on the date hereof, of the Ashanti Option Plan, the Ashanti Warrant Deed Poll, the Ashanti Incentive Schemes and the MENs Deed Poll.  All Ashanti Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable.  Except as set forth in

Section 4.03 of the Company Disclosure Schedule and except for ordinary course arrangements relating to exploration joint ventures in respect of which there are no proven or probable reserves, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Ashanti Shares, any share capital of any Company Subsidiary or other securities of the Company or any Company Subsidiary or, except for ordinary course arrangements relating to exploration joint ventures in respect of which there are no proven or probable reserves, make any equity investment in, any Company Subsidiary or any other person.

SECTION 4.04.   Accuracy of Information.  The information relating to the Company Group in the Scheme Document, the AngloGold Prospectus, the Listing Particulars and, if the Registration Statement is required to be filed with the SEC as contemplated by Section 7.04(a), in the Registration Statement, including any amendments or supplements to any of the foregoing, shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Scheme Document and the AngloGold Prospectus are mailed to holders of Ashanti Shares, (iii) the time the Listing Particulars are filed with the UKLA, (iv) the time of the Scheme Meeting, (v) the time of the Extraordinary General Meeting, (vi) the time of the Court Hearing, or (vii) the Confirmation Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

SECTION 4.05.   Opinion of Financial Adviser.  The Company has received the written opinion of CIBC, dated 15 May 2003, that, as of such date, the Share Exchange Ratio is fair, from a financial point of view, to holders of Ashanti Shares (the "CIBC Opinion").

## ARTICLE V

## WARRANTIES OF ANGLOGOLD

Except as set forth in the AngloGold Disclosure Schedule, AngloGold hereby warrants to the Company as follows:

SECTION 5.01.   Corporate Organization.  AngloGold is a publicly listed company duly organized and validly existing under the laws of South Africa and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not prevent or materially delay consummation of the Transaction or prevent or materially delay AngloGold from performing its obligations under this Agreement. AngloGold is duly qualified or licensed as a foreign corporation to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not prevent or materially delay consummation of the Transaction or prevent or materially delay AngloGold from performing its obligations under this Agreement.

SECTION 5.02.   Authority Relative to This Agreement.  AngloGold has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Scheme.  The execution and delivery of this Agreement by AngloGold, the performance by AngloGold of its obligations hereunder and the consummation by AngloGold of the Scheme have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of AngloGold are necessary to authorize this Agreement or to consummate the Scheme. This Agreement has been duly and validly executed and delivered by AngloGold and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of AngloGold.

SECTION 5.03.   Capitalization.  The authorized share capital of AngloGold consists of (i) 400,000,000 AngloGold Shares, (ii) 2,000,000 "A" redeemable preference shares, par value ZAR0.50 per share, of AngloGold ("AngloGold "A" Preferred Shares"), and (iii) 5,000,000 "B" redeemable preference shares, par value ZAR0.01 per share, of AngloGold ("AngloGold "B" Preferred Shares").  As of the date of this Agreement, (i) 222,794,054 AngloGold Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable, and (ii) 6,126,836 AngloGold Shares are reserved for future issuance pursuant to AngloGold Options granted under the AngloGold Option Plans.  As of the date of this Agreement, there are 2,000,000 AngloGold "A" Preferred Shares and 778,896 AngloGold "B" Preferred Shares issued and outstanding.  Except as set forth in Section 5.03(a) of the AngloGold Disclosure Schedule, and except for ordinary course arrangements relating to exploration joint ventures in respect of which there are no proven or probable reserves there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of AngloGold or any AngloGold Subsidiary or obligating AngloGold or any AngloGold Subsidiary to issue or sell any shares or other equity interests in, AngloGold or any AngloGold Subsidiary. AngloGold has made available to the Company accurate and complete copies of the AngloGold Option Plans.  All AngloGold Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable.  Except as set forth in Section 5.03(a) of the AngloGold Disclosure Schedule and expect for ordinary course arrangements relating to exploration joint ventures in respect of which there are no proven or probable reserves, there are no outstanding contractual obligations of AngloGold or any AngloGold Subsidiary to repurchase, redeem or otherwise acquire any AngloGold Shares, any share capital of any AngloGold Subsidiary or other securities of AngloGold or any AngloGold Subsidiary, or to make any equity investment in, any AngloGold Subsidiary or any other person.

SECTION 5.04.   Accuracy of Information.  The information relating to the AngloGold Group in the Scheme Document, including any amendments or supplements thereto, shall not, at (i) the time the Scheme Document is filed with the High Court, (ii) the time the Scheme Document and the AngloGold Prospectus are mailed to holders of Ashanti Shares, (iii) the time the Listing Particulars are filed with the UKLA, (iv) the time of the Scheme Meeting, (v) the time of the Extraordinary General Meeting, (vi) the time of the Court Hearing, or (vii) the Confirmation Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

# ARTICLE VI

## CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME

SECTION 6.01.   <u>Conduct of Business by the Company Pending the Effective Time</u>.  The Company agrees that, except as set forth in Section 6.01 of the Disclosure Schedule, it shall not, between the date of this Agreement and the Effective Time, directly or indirectly do, propose to do or seek approval from the members of the Company to do, any of the following without the prior written consent of AngloGold:

(a)   issue any authorized but unissued shares of any class of the Company's share capital other than pursuant to the exercise of Ashanti Warrants and Ashanti Options and awards under the Ashanti Incentive Schemes;

(b)   issue or grant options in respect of any unissued shares of any class of the Company's share capital;

(c)   create or issue, or permit the creation or issue of, any securities carrying rights of conversion into or subscription for shares of any class of the Company's share capital;

(d)   sell, dispose of or acquire, or agree to sell, dispose of or acquire, assets for consideration in excess of US$50,000,000 in the aggregate;

(e)   enter into contracts otherwise than in the ordinary course; or

(f)   enter into any hedging transaction or restructuring of any hedging transaction (other than for working capital purposes) that would have a negative impact on mark-to-market of more than US$5,000,000 at the time immediately after entering into such hedging transaction or restructuring, except that the Company or any Company Subsidiary may close out or terminate any hedging transaction that is within six months of the maturity date of such transaction, it being understood and agreed that the Company shall at all times comply with its Hedge Policy.

Other than as set forth above, the Company may continue to conduct its business in the ordinary course and may take any action that the Company would have been able to take without the approval of its members had the Company been subject to the City Code.

# ARTICLE VII

## ADDITIONAL AGREEMENTS

SECTION 7.01.   <u>Application; Independent Reporter</u>.  (a)  As promptly as reasonably practicable after the date of this Agreement, the Company shall file an application (the "<u>Application</u>") with the High Court pursuant to Section 231(1) of the Companies Code to commence the Scheme process.  The Application shall be in form and substance reasonably satisfactory to AngloGold and shall include a request for an order from the High Court that, among other things (i) identifies the categories of persons to whom notice is to be provided in respect of the Scheme Meeting, and the manner in which such notice is to be provided, (ii) authorizes and directs the convening of the Scheme Meeting, (iii) confirms that the requisite approval of the Scheme by the holders of Ashanti Shares shall be a three-fourths majority of

Ashanti Shares held by the holders of Ashanti Shares present, in person or by proxy, and entitled to vote and voting, at the Scheme Meeting, and (iv) confirms that the vote at the Scheme Meeting shall be conducted by a poll and not by postal ballot. The Company shall provide AngloGold with a reasonable opportunity to review and comment on the Application prior to filing with the High Court and the Company shall take account of all reasonable comments received from AngloGold with respect thereto. Any information relating to AngloGold for which it has to take responsibility shall be in a form approved by AngloGold.

(b) At the initial hearing of the Application (the "Initial Hearing"), the Company shall request the High Court to instruct the Registrar of Companies to appoint, as soon as reasonably practicable thereafter, an independent reporter (the "Independent Reporter") to investigate the fairness of the Scheme and to report thereon to the High Court. Each of the Company and AngloGold agree to provide, or cause to be provided, to the Independent Reporter such information and assistance as may be reasonably requested by the Independent Reporter in connection with its investigation.

SECTION 7.02. Scheme Document. (a) As promptly as reasonably practicable after the date of this Agreement, (i) the Company shall prepare the disclosure document to be sent to holders of Ashanti Shares in connection with the Scheme (together with any amendments or supplements thereto, the "Scheme Document"), and (ii) the Company or AngloGold, as appropriate, shall file the Scheme Document with each applicable regulatory authority or securities exchange. AngloGold shall furnish such information concerning itself and its business as the Company may reasonably request in connection with the preparation of the Scheme Document (including consolidated financial statements of AngloGold and the AngloGold Subsidiaries reconciled to United States generally accepted accounting principles ("U.S. GAAP") and information necessary for the preparation of pro forma financial statements).

(b) AngloGold agrees to cooperate with the Company and the Company's counsel in requesting and obtaining appropriate opinions and consents from AngloGold's independent auditor in connection with the preparation of the Scheme Document.

(c) The Scheme Document shall contain, among other things, the Board Recommendation. The Company and AngloGold shall each cause the Scheme Document to comply in all material respects with applicable Laws and the requirements of any applicable regulatory authority or securities exchange.

(d) Unless the Registration Statement is required to be filed with the SEC as contemplated by Section 7.04(a), as promptly as practicable after the Scheme Document has been prepared and the conditions set forth in paragraphs 2.15 and 2.16 of Annex A have been satisfied or waived, and as approved by the High Court, the Company shall mail the Scheme Document to holders of Ashanti Shares (and cause the Scheme Document to be sent to holders of Ashanti GDSs) on a date at least 30 days prior to the Scheme Meeting.

(e) The Company shall provide AngloGold with a reasonable opportunity to review and comment upon the Scheme Document and take account of all reasonable comments received from AngloGold with respect thereto. No amendment or supplement to the Scheme Document shall be issued by the Company without the consent of AngloGold (which consent shall not be unreasonably withheld or delayed) and the High Court (if required).

SECTION 7.03.   No-Action Letter.  AngloGold agrees to provide to the Company all copies of correspondence received from the SEC relating to the request for the No-Action Letter and shall give the Company the opportunity to review and comment on AngloGold's responses thereto with a view to the Company agreeing with AngloGold the timing and content of any such responses.  AngloGold will not, without the prior written consent of the Company (not to be unreasonably withheld or delayed) (i) submit further drafts of any such letter to the SEC, or (ii) send any other material written correspondence to the SEC related thereto.

SECTION 7.04.   Registration Statement.  (a)  In the event that AngloGold has not received a No-Action Letter within 60 days after the date of this Agreement (or such other date as may be agreed by the parties), AngloGold shall prepare and file with the SEC, as promptly as reasonably practicable thereafter, a registration statement on Form F-4 (together with any amendments or supplements thereto, the "Registration Statement") to register the AngloGold Shares to be issued pursuant to the Scheme.  The Company shall cooperate with AngloGold in the preparation of the Registration Statement and shall furnish to AngloGold such information concerning itself and its business as AngloGold may reasonably request in connection with the preparation of the Registration Statement (including consolidated financial statements of the Company and the Company Subsidiaries reconciled to U.S. GAAP and information necessary for the preparation of pro forma financial statements).  The Company shall cooperate with AngloGold and AngloGold's counsel in requesting and obtaining appropriate opinions and consents from CIBC and the Company's independent auditor in connection with the preparation of the Registration Statement.  AngloGold shall cause the Registration Statement to comply in all material respects with applicable Laws and the requirements of any applicable regulatory authority or securities exchange.  Each of the Company and AngloGold shall notify the other promptly of the occurrence of any event or the existence of any condition as a result of which it is necessary to amend or supplement the Registration Statement in order to make the statements therein relating to such party, in light of the circumstances present at any time before the Effective Time, not misleading, and if it is necessary to amend or supplement the Registration Statement to comply in all material respects with any applicable Laws or the requirements of any applicable regulatory authority or securities exchange.  Upon such notification, AngloGold shall cause an appropriate amendment or supplement to the Registration Statement to be filed with the SEC and each other applicable regulatory authority and, to the extent required by Law, disseminated to holders of Ashanti Shares (and to holders of Ashanti GDSs).

(b)     AngloGold shall use its reasonable endeavours to cause the Registration Statement to become effective as promptly as reasonably practicable.  As promptly as practicable after the Registration Statement has been declared effective and after the conditions set forth in paragraphs 2.15 and 2.16 of Annex A have been satisfied or waived, the Company shall mail the Scheme Document and the AngloGold Prospectus to holders of Ashanti Shares (and cause the Scheme Document and the AngloGold Prospectus to be delivered to holders of Ashanti GDSs).

(c)     AngloGold shall provide the Company with a reasonable opportunity to review and comment upon the Registration Statement prior to the filing thereof with the SEC and take account of all reasonable comments received from the Company with respect thereto.  All information in the Registration Statement or in the AngloGold Prospectus regarding the Company for which members of the Company Board have to take responsibility shall be in a form approved by the Company. AngloGold shall also provide the Company with any comments that AngloGold may receive from the SEC or its staff with respect to the Registration Statement after receipt of such comments and shall provide the Company with a reasonable opportunity to participate in the response by AngloGold to such comments.

SECTION 7.05.   AngloGold Prospectus.  (a)  Whether or not a Registration Statement is required, AngloGold shall prepare as promptly as reasonably practicable the AngloGold Prospectus for mailing with the Scheme Document to holders of Ashanti Shares (and for delivery with the Scheme Document to holders of Ashanti GDSs).  The Company shall cooperate with AngloGold in the preparation of the AngloGold Prospectus and shall furnish to AngloGold such information concerning itself and its business as AngloGold may reasonably request in connection with the preparation of the AngloGold Prospectus (including consolidated financial statements of the Company and the Company Subsidiaries reconciled to U.S. GAAP and to International Accounting Standards and information necessary for the preparation of pro forma financial statements on the basis of U.S. GAAP and in accordance with International Accounting Standards).  The Company shall cooperate with AngloGold and AngloGold's counsel in requesting and obtaining appropriate opinions and consents from CIBC and the Company's independent auditor in connection with the preparation of the AngloGold Prospectus.  AngloGold shall cause the AngloGold Prospectus to comply in all material respects with applicable Laws and the requirements of any applicable regulatory authority or securities exchange on which the AngloGold Shares or AngloGold ADSs are listed or intended by AngloGold to be listed, including Ghana.

(b)      The Company and AngloGold shall each notify the other promptly of the occurrence of any event or the existence of any condition as a result of which it is necessary to amend or supplement the Scheme Document or the AngloGold Prospectus in order to make the statements therein relating to it, in light of the circumstances present at any time before the Effective Time, not misleading, and if it is necessary to amend or supplement the Scheme Document or the AngloGold Prospectus, to comply in all material respects with any applicable Laws or the requirements of any applicable regulatory authority or securities exchange.  Upon such notification, the Company or AngloGold, as appropriate, shall cause an appropriate amendment or supplement to the Scheme Document or the AngloGold Prospectus to be filed with each applicable regulatory authority and, to the extent required by Law, disseminated to holders of Ashanti Shares (and to holders of Ashanti GDSs).

(c)      The AngloGold Prospectus shall accompany the Scheme Document. The Scheme Document shall contain the minimum information required concerning AngloGold; the balance shall be contained in the AngloGold Prospectus.

SECTION 7.06.   UKLA Listing Particulars.  As promptly as reasonably practicable after the date of this Agreement, AngloGold shall prepare and file with the UKLA the listing particulars (together with any amendments or supplements thereto, the "Listing Particulars") to be made available to holders of Ashanti Shares in accordance with the UKLA Listing Rules in connection with the issue of AngloGold Shares pursuant to the Scheme.  The Company shall cooperate with AngloGold in the preparation of the Listing Particulars and shall furnish to AngloGold such information concerning itself and its business as AngloGold may reasonably request in connection with the preparation of the Listing Particulars (including consolidated financial statements of the Company and the Company Subsidiaries and information necessary for the preparation of pro forma financial statements (all of which shall be prepared on the basis of International Accounting Standards) and the working capital statement).  The Company agrees to cooperate with AngloGold and AngloGold's counsel in requesting and obtaining appropriate opinions and consents from CIBC and the Company's independent auditor in connection with the preparation of the Listing Particulars and with the preparation of the working capital statement.  The Listing Particulars shall contain, among other things, the responsibility statements required by the UKLA Listing Rules from the directors of the Company in respect of information relating to the Company, provided that directors' and officers' insurance can be obtained on terms acceptable to AngloGold and the Company, and from the directors of AngloGold in respect of the information relating to AngloGold.  Each of the Company, provided that a directors' and officers' insurance on terms acceptable to AngloGold and the Company can be obtained, and AngloGold shall execute all such documents required to be executed by or on behalf of the Company or AngloGold or their respective directors, including the responsibility statements required by Rule 5.5 of the UKLA Listing Rules.  AngloGold shall cause the Listing Particulars to comply in all material respects with applicable Laws and the requirements of any applicable regulatory authority or securities exchange.  Each of the Company and AngloGold shall notify the other promptly of the occurrence of any event or the existence of any condition as a result of which it is necessary to amend or supplement the Listing Particulars in order to make the statements therein relating to such party, in light of the circumstances present at any time before the Effective Time, not misleading, and if it is necessary to amend or supplement the Listing Particulars, to comply in all material respects with any applicable Laws or the requirements of any applicable regulatory authority or securities exchange.  Upon such notification, AngloGold shall cause an appropriate amendment or supplement to the Listing Particulars to be filed with each applicable regulatory authority and, to the extent required by Law, made available to the holders of Ashanti Shares (and to holders of Ashanti GDSs).

SECTION 7.07.   Letters of Accountants.  (a)  In connection with the information regarding AngloGold or any AngloGold Subsidiary or the Transaction provided by AngloGold specifically for inclusion in, or incorporation by reference into, the Scheme Document, the AngloGold Prospectus, the Registration Statement (if required to be filed with the SEC) and the Listing Particulars, AngloGold shall use its reasonable endeavours to cause to be delivered to the Company a letter of Ernst & Young Chartered Accountants (South Africa), AngloGold's independent public accountants, dated the date on which the Scheme Document shall be mailed to the members of the Company and the Confirmation Date and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(b)     In connection with the information regarding the Company or any Company Subsidiary or the Transaction provided by the Company specifically for inclusion in the Scheme Document, the AngloGold Prospectus, the Registration Statement (if required to be filed with the SEC) and the Listing Particulars, the Company shall use its reasonable endeavours to cause to be delivered to AngloGold a letter of Deloitte & Touche, the Company's independent public accountants, dated the date on which the Scheme Document shall be mailed to the members of the Company and the Confirmation Date and addressed to AngloGold, in form and substance reasonably satisfactory to AngloGold and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

SECTION 7.08.   Scheme Meeting.(a)  As promptly as practicable after the date of the Initial Hearing (and subject to the directions, if any, of the High Court), the

Company shall take all action necessary in accordance with the Companies Code and the Regulations of the Company to convene the Scheme Meeting.  The Company shall (i) appoint a proxy solicitor to solicit the return of proxies from holders of Ashanti Shares (and the return of voting instructions from the Ashanti GDS Depositary on behalf of holders of Ashanti GDSs) in connection with the Scheme and (ii) take all other action reasonably requested by AngloGold in connection therewith; provided, however, that the Company shall not be obligated to do any of the foregoing if the Company Board has withdrawn the Board Recommendation in accordance with Section 7.16 or otherwise terminated this Agreement in accordance with its terms.

(b)     The Company shall cause the Scheme Meeting to be conducted in accordance with the directions, if any, of the High Court, the Companies Code, the Regulations of the Company and as otherwise required by applicable Laws.

SECTION 7.09.    Extraordinary General Meeting.(a)  As promptly as practicable after the date of the Initial Hearing, the Company shall also take all action necessary in accordance with the Companies Code and the Regulations of the Company to convene the Extraordinary General Meeting on the same day as, and immediately after, the Scheme Meeting.  The Company shall (i) instruct the proxy solicitor appointed by the Company in connection with the Scheme Meeting to solicit the return of proxies from holders of Ashanti Shares (and the return of voting instructions from the Ashanti GDS Depositary on behalf of holders of Ashanti GDSs) in favour of the approval of the Special Resolution and (ii) take all other action reasonably requested by AngloGold in connection therewith; provided, however, that the Company shall not be obligated to do any of the foregoing if the Company Board has withdrawn the Board Recommendation in accordance with Section 7.16 or otherwise terminated this Agreement in accordance with its terms.

(b)     The Company shall cause the Extraordinary General Meeting to be conducted in accordance with the Companies Code, the Regulations of the Company and as otherwise required by applicable Law.  If requested by AngloGold or otherwise required, the Company shall cause the vote at the Extraordinary General Meeting to be conducted by poll and not by postal ballot.

SECTION 7.10.    Court Hearing.(a)  Subject to the terms and conditions set forth in this Agreement, the Company and AngloGold shall proceed with the Court Hearing and use their respective reasonable endeavours to obtain the Scheme Order without modification of any terms and conditions of the Scheme or of this Agreement in a manner adverse to AngloGold or the members of the Company; provided, however, that neither party shall be obligated to proceed with the Court Hearing if the Company Board has withdrawn the Board Recommendation in accordance with Section 7.16 or this Agreement is otherwise terminated in accordance with its terms.

(b)     As promptly as practicable after the Scheme Order is issued by the High Court (but in any event no later than the opening of business on the next business day after the Confirmation Date), the Company shall cause the Scheme Order to be delivered to the Registrar of Companies for registration and publication in the Gazette.

SECTION 7.11.    Scheme Amendments; Withdrawal of Scheme. (a)  The Company shall not amend or modify any terms or conditions of the Scheme without the approval of the High Court and the prior written consent of AngloGold.  If requested by AngloGold, the Company shall amend and modify the terms of the Scheme (and, if necessary, seek the approval of the High Court to such amendment or modification), provided that such amendment and modification is not detrimental to the Company and is recommended by the Company Financial Adviser.  The Company shall include any such amended or modified terms and conditions in the Scheme Document (or any amendment or supplement thereto) and shall provide notice of any such amended or modified terms to the members of the Company and to the High Court.

(b)     The Company shall not withdraw the Scheme without the prior written consent of AngloGold unless the Board Recommendation has been withdrawn by the Company Board in accordance with Section 7.16.  The Company shall withdraw the Scheme upon the request of AngloGold if (i) the High Court proposes to amend or modify, or has amended or modified, any term or condition of the Scheme in a manner detrimental to AngloGold without the prior written consent of AngloGold, (ii) AngloGold determines, with the prior written consent of the Company, to effect the acquisition of the Company by means of a transaction other than the Scheme or (iii) this Agreement is terminated in accordance with its terms.

SECTION 7.12.   Ashanti GDSs; AngloGold ADSs.  The Company and AngloGold shall enter into arrangements with the Ashanti GDS Depositary to provide for (i) the delivery of the Scheme Document and the AngloGold Prospectus to holders of Ashanti GDSs, (ii) the solicitation of voting instructions from holders of Ashanti GDSs in connection with the Scheme Meeting and the Extraordinary General Meeting (including any adjournment or postponement thereof), (iii) the delivery of an election form to holders of Ashanti GDSs, whereby such holders shall have the right to elect to receive their Scheme Consideration either in the form of AngloGold Shares or AngloGold ADSs (as contemplated by Section 3.01(d)), and (iv) the delivery of the Ashanti Shares underlying the Ashanti GDSs to the AngloGold ADS Depositary.

SECTION 7.13.   MENs.  AngloGold shall procure that ACSL shall take all actions necessary to redeem the MENs forthwith after the Effective Time in accordance with the terms of the MENs Deed Poll.

SECTION 7.14.   Listing Application.  (a)  As promptly as reasonably practicable after the date hereof, AngloGold shall prepare and submit an application for the listing or quotation of the AngloGold Shares to be issued in the Scheme to the Official List of the UKLA, the LSE, the JSE, the GSE, the NYSE, the ASX and Euronext Paris (pursuant to Articles 38 to 40 (Mutual Recognition) of Directive 2001/34/EC of European Parliament and Council).

(b)     As promptly as reasonably practicable after the date hereof, AngloGold shall prepare and submit an application for the listing, subject to official notice of issuance, of the AngloGold ADSs to be issued by the AngloGold ADSs Depositary in connection with the Scheme with the NYSE.

(c)     As promptly as reasonably practicable after the date hereof, AngloGold shall prepare and submit an application for the listing of the AngloGold GhDSs to be issued in the Scheme with the GSE (and, together with the listing of AngloGold Shares on the GSE, the "Ghanaian Listing").  AngloGold hereby agrees to maintain the Ghanaian Listing for at least five years from the Effective Time.

(d)     AngloGold shall use its reasonable endeavours to cause the listings referred to in this Section 7.14 to be obtained.

SECTION 7.15.     Access to Information; Confidentiality.   (a)  From the date of this Agreement until the Effective Time, the Company shall (and shall cause the Company Subsidiaries to) (i) provide to AngloGold (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, "Representatives") access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (ii) furnish promptly to AngloGold a weekly risk report as currently provided to the Company by Andisa Treasury Services and such other information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as AngloGold or any of its Representatives may reasonably request.

(b)     All information obtained by AngloGold pursuant to this Section 7.15 shall be kept confidential in accordance with the confidentiality letter agreement dated 23 October 2002, between AngloGold and the Company (the "AngloGold Confidentiality Agreement").

SECTION 7.16.     No Solicitation of Transactions; Board Recommendation.
(a)  The Company shall not, directly or indirectly (through directors, affiliates, advisers, representatives or otherwise), solicit any Acquisition Proposal (including, without limitation, any proposal or offer to any members of the Company).  The Company shall notify AngloGold of the receipt by the Company of any Acquisition Proposal and the material terms thereof (including amendments and proposed amendments) within one calendar day after such receipt.

(b)     Notwithstanding the foregoing, the Company Board shall not be prevented from receiving any proposals in connection with an Acquisition Proposal (including, without limitation, any proposal or offer to any member of the Company) or from participating in any negotiations regarding, or furnishing to any person any information with respect to or otherwise cooperating with respect to a proposal which Ashanti may receive (that did not result from a breach of this Section 7.16).  The Company shall make available to AngloGold any information regarding the Company made available to any such person in connection with such Acquisition Proposal that has not been previously made available to AngloGold at the same time such information is provided to such person.

(c)     Except as otherwise set forth in this Section 7.16, the Company Board shall not withdraw, or propose to withdraw, the Board Recommendation.  If, at any time prior to the Effective Time, the Company Board receives an Acquisition Proposal that the Board has determined to be a Superior Proposal (the "Pending Superior Proposal"), the Company Board shall be permitted to withdraw the Board Recommendation provided, that the Company Board shall have provided AngloGold on the first day after such Company Board determination with prior written notice (the "Withdrawal Notice") of its intent to withdraw the Board Recommendation and accept the Pending Superior Proposal and (i) AngloGold shall not have given written notice (the "Required Notice") to the Company by the close of business on the next business day after the date of the Withdrawal Notice that AngloGold is considering increasing the Scheme Consideration or otherwise improving the terms contemplated hereby, or (ii) AngloGold shall have given the Required Notice to the Company and by (a) the close of business on the fifth business day thereafter, or (b) if the High Court does not order the postponement of the Scheme Meeting or the Court Hearing under the circumstances described in Section 7.16(d), no later than three business days prior to the Scheme Meeting or the Court Hearing either (A) AngloGold does not increase the Scheme Consideration or otherwise improve the terms contemplated hereby, or (B) if AngloGold increases the Scheme Consideration or otherwise improves the terms contemplated hereby and the Company Board determines in good faith that the Pending Superior Proposal remains a Superior Proposal and gives notice of such determination to AngloGold after having received a written opinion of the Company Financial Adviser (a copy of which shall be provided to AngloGold for information purposes and on a no-liability basis) that, having taken the Transaction into account, the Pending Superior Proposal is fair to holders of Ashanti Shares from a financial point of view.

(d)     If the Board has determined that an Acquisition Proposal is a Superior Proposal within six business days prior to the Scheme Meeting or the Court Hearing, the Company shall notify AngloGold on the day of such determination.  If requested to do so by AngloGold, the Company shall apply to the High Court for a postponement of the Scheme Meeting or the Court Hearing, as the case may be, for a period of no more than six business days or such longer time as the Court shall determine.  If the High Court does not order such postponement, the Company Board shall be entitled to withdraw the Board Recommendation if no later than three business days prior to the Scheme Meeting or the Court Hearing, as the case may be, either (A) AngloGold does not increase the Scheme Consideration or otherwise improve the terms contemplated hereby, or (B) AngloGold increases the Scheme Consideration or otherwise improves the terms contemplated hereby and the Company Board determines in good faith that the Pending Superior Proposal remains a Superior Proposal and gives notice of such determination to AngloGold, after having received a written opinion of the Company Financial Adviser (a copy of which shall be provided to AngloGold for information purposes and on a no-liability basis) that, having taken the Transaction into account, the Pending Superior Proposal is fair to holders of Ashanti Shares from a financial point of view.

(e)     If the Board receives an Acquisition Proposal within three business days prior to the Scheme Meeting or the Court Hearing, Ashanti will request a postponement of the Scheme Meeting or the Court Hearing, as the case may be, unless the parties otherwise agree.  If the High Court does not order such postponement and the Company Board determines that the Acquisition Proposal is a Superior Proposal, the Company Board shall be entitled to withdraw the Board Recommendation immediately prior to the Scheme Meeting or the Court Hearing, as the case may be, if either (A) AngloGold does not increase the Scheme Consideration or otherwise improve the terms contemplated hereby, or (B) AngloGold increases the Scheme Consideration or otherwise improves the terms contemplated hereby, and the Company Board determines in good faith that the Pending Superior Proposal remains a Superior Proposal and gives notice of such determination to AngloGold, after having received a written opinion of the Company Financial Adviser (a copy of which shall be provided to AngloGold for information purposes and on a no-liability basis) that, having taken the Transaction into account, the Pending Superior Proposal is fair to holders of Ashanti Shares from a financial point of view.

(f)     In addition, if the Company Board determines, in its good faith judgment after having received advice of outside legal counsel, that the failure to withdraw the Board Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Company Board may withdraw the Board Recommendation; provided, however, that (i) in making such determination, the Company Board shall not take into account any Acquisition Proposal or inquiry that is reasonably likely to result in an Acquisition Proposal, and (ii) the Company Board shall give AngloGold prior written notice of its intent to withdraw the Board Recommendation; provided further, that no director of the Company shall be precluded from taking any action regarding his or her personal position with respect to the Board Recommendation or the Scheme that he or she determines, in his or her good faith judgment after having received advice of outside legal counsel, is necessary in the exercise of his or her fiduciary duties under applicable law.

(g)     If the Company Board withdraws the Board Recommendation in accordance with Section 7.16(f) and within the next six months proposes to accept and recommend an Acquisition Proposal made prior to such withdrawal, the Company Board shall give AngloGold prior written notice of its intention to accept and recommend such Acquisition Proposal and provide AngloGold with a reasonable opportunity to match the terms of such Acquisition Proposal.

SECTION 7.17.    Notification of Certain Matters.  AngloGold and the Company shall give prompt notice to each other, of (a) the occurrence, or non-occurrence, of any event that could reasonably be expected to cause any warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect such that the conditions set forth in Annex A could not reasonably be expected to be satisfied, and (b) any failure of the Company or AngloGold, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder such that the conditions set forth in Annex A could not reasonably be expected to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.17 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 7.18.    Further Action; Reasonable Endeavours.  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable and under its control under applicable Laws or otherwise to consummate and make effective the Scheme and the Transaction, and (ii) cooperate with other and, if requested, provide reasonable assistance in connection with any discussions involving the Government, Lonmin or other significant members of the Company; provided, however, that AngloGold shall not be required to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of AngloGold, the Company or any of their respective subsidiaries other than (i) Tameng, or (ii) other businesses, assets and properties (other than the Savuka property) with an aggregate value of less than US$50,000,000, or (B) limits AngloGold's freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries or any portion thereof or any of AngloGold's or its affiliates' other assets or businesses.  AngloGold agrees to the divestment of Tameng if its continued ownership would delay the consummation of the Scheme.

SECTION 7.19.    Plan of Reorganization.  From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable endeavours to cause the Scheme to qualify, and shall not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent or be reasonably likely to prevent the Scheme from qualifying as a reorganization for purposes of Section 135 of the Taxation of Chargeable Gains Act 1992 of the United Kingdom.  Following the Effective Time, neither the Company nor AngloGold or any of its affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure could cause the Scheme to fail to qualify as a reorganization for the purpose of Section 135 of the Taxation of Chargeable Gains Act 1992 of the United Kingdom.  Either party hereto that intends to make any application for a tax clearance to any Governmental Authority in connection with such qualification must first submit a draft of the application to the other party (with a reasonable opportunity to comment and take into account such other party's reasonable comments); provided, however, that if no comments are provided by that other party within ten business days of its receipt of the draft application, the first party shall be entitled to make that application.

SECTION 7.20.   Alternative Structure.  As long as the Board Recommendation has not been withdrawn by the Company Board, AngloGold may effect the Transaction by means of a transaction other than the Scheme only with the prior written consent of the Company.

SECTION 7.21.   Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of AngloGold and the Company.  Thereafter, unless otherwise required by applicable Law or the requirements of any applicable stock exchange on which AngloGold Shares are listed, each of AngloGold and the Company shall use its reasonable endeavours to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by this Agreement.

SECTION 7.22.   Equal Treatment.  AngloGold agrees to treat all members of the same class of share capital of the Company equally in the Scheme and not to give any special terms to any holder of Ashanti Shares in their capacity as such.

SECTION 7.23.   Court Proceedings; Scheme Order Binding.  Subject to the terms and conditions of this Agreement, AngloGold shall comply with all reasonable procedures and processes imposed by the High Court in connection with the Scheme and agrees to be bound by the Scheme Order to the extent not amended or modified by the Court in a manner detrimental to AngloGold without the prior written consent of AngloGold.  Subject to the terms and conditions of this Agreement, if required, AngloGold will provide an undertaking to the High Court to be bound by the Scheme.

SECTION 7.24.   Stamp Duty.  AngloGold shall bear and pay any stamp duty, stamp duty reserve tax or any other transfer or documentary Tax or any other costs or fees (including deposit fees ordinarily payable in connection with the issuance of AngloGold ADSs pursuant to the Scheme) arising as a result of the issue and delivery by AngloGold of AngloGold Shares to (a) the holders of Ashanti Shares, (b) the AngloGold ADS Depositary, or (c) the custodian for the depositary of AngloGold, in its capacity as issuer of AngloGold GhDSs to the holders of Ashanti Shares resident in Ghana, in each case in accordance with the terms and conditions of this Agreement, provided that AngloGold shall not be obliged to bear or pay any stamp duty, stamp duty reserve tax or any other transfer or documentary Tax or any other costs or fees arising on any subsequent transfer of such AngloGold Shares.

SECTION 7.25.   Entitlements of Company Directors and Employees.  (a) If any director of the Company or employee of the Company or any Company Subsidiary is given notice of termination of contract (other than for termination of contract for willful misconduct) in the period between the Effective Time and 18 months from the Effective

Time, AngloGold agrees that the Company (or the relevant Company Subsidiary) shall pay (and AngloGold shall procure that the Company, or the relevant Company Subsidiary, has the funds to pay) to such director or employee in full on termination:

(i)    in the case of senior management employees identified in Part I of Annex B, the highest of (A) a payment in respect of the notice period in the contract, plus 25% of current annual salary for each year of service or pro rata for a fraction thereof; (B) an amount equal to two years' current annual salary, and (C) the employees' contractual entitlement;

(ii)    in case of senior management employees identified in Part II of Annex B, an amount equal to current annual salary calculated by reference to the unexpired term of the contract or, if higher, their contractual entitlement;

(iii)   in respect of employees in the Isle of Man and London offices not included in Annex B an amount equal to the higher of (A)(x) their salary for their contractual notice period, plus (y) three months salary or, if higher, an amount equal to one month's salary for each year of service or pro rata for a fraction and (B) the employees' contractual entitlement; and

(iv)   in the case of executive directors (including substitute directors) of the Company, whether employed by the Company or a Company Subsidiary (the "Executive Directors"), their contractual entitlements on termination.  In addition, bonuses payable to the Executive Directors on completion of the Transaction shall be determined by the Management Development and Remuneration Committee of the Company prior to the completion of the transaction (in an aggregate amount not to exceed US$1,500,000) which shall be paid on completion of the Transaction.

(b)    The employees and Executive Directors shall not be required to mitigate their loss and no payment shall be reduced on account of mitigation.  If AngloGold or Ashanti wishes employees or directors to transfer their place of work to another country, this shall only be done with the relevant employees' consent and not otherwise.

(c)    If, within three months after the Effective Time, any Executive Director is not offered a position as an executive director of the Enlarged AngloGold Group or another position that is reasonably acceptable to that Executive Director in the Enlarged AngloGold Group, AngloGold shall give notice of termination of that Executive Director's employment and the provisions of Section 7.25(a) above shall apply.

(d)    AngloGold hereby agrees that, following any director of the Company ceasing to be a director, it will not pursue or attempt to pursue any present or future claims, rights or actions of any kind whatsoever (save in relation to fraud) which it may have against such person, whether or not the subject matter giving rise to such claim, right or action is known or in existence at the date hereof.

SECTION 7.26.    Regional Head Office.  AngloGold and the Company hereby agree that with effect from the Effective Time, the role of the head office of the Company in Accra, Ghana will be enhanced to include, wherever practicable, divisional responsibility for all appropriate aspects of the operations of AngloGold and the Company (taken as a whole) in West Africa.

SECTION 7.27.    Enlarged AngloGold Board.  (a)  With effect from the Effective Time, AngloGold hereby agrees that three Ghanaian persons (duly recommended by the Company prior to the Effective Time) shall be validly appointed to the AngloGold Board as additional directors of AngloGold.  AngloGold hereby agrees that one of such three Ghanaian persons shall be Sam Esson Jonah (who shall also be appointed President of AngloGold).

(b)    AngloGold hereby agrees that it shall ensure that persons appointed under subparagraph (a) above shall be included in AngloGold's Directors and Officers liability insurance policy, with effect from the announcement of the proposed appointment.

(c)    AngloGold hereby agrees to maintain, at its own cost and for at least six years after the Effective Time, Directors and Officers liability insurance to at least the level currently provided in respect of directors of the Company who cease to be directors of the Company.

SECTION 7.28.    Enlarged Company Name.  When the Company despatches the Scheme Document, AngloGold shall despatch to the AngloGold Shareholders a circular containing a notice of extraordinary general meeting and containing a special resolution to change the name of AngloGold with effect from the Effective Time.  The AngloGold circular shall contain a recommendation from the AngloGold Board recommending that holders of AngloGold Shares vote in favour of the resolution to change the name of AngloGold to AngloGold Ashanti Limited.  The parties agree that, in Ghana, the trading name of Ashanti AngloGold shall be used.

SECTION 7.29.    Funding.  AngloGold agrees that, immediately after the Effective Time or at such later date as may be required by the Company, it shall lend to the Company or a Company Subsidiary sufficient funds by way of a subordinated shareholder loan or in any other manner as may be agreed between the parties acting reasonably (subordinate to the rights of the banks under the Company's US$200,000,000 revolving credit facility) to cover (i) redemption of the MENs in full, together with all interest accrued thereon; (ii) the estimated costs of funding the Cash Cancellation Option; (iii) the costs incurred to date in connection with the rights issue that was proposed to be effected by the Company; (iv) all costs and amounts likely to be incurred in connection with the severance payments to directors and employees of the Company; (v) all costs incurred in connection with the Transaction including for the avoidance of doubt all fees of advisers and other parties engaged in connection with the Transaction and (vi) any funds that may reasonably be required by the Company for working capital purposes.

# ARTICLE VIII

## CONDITIONS TO THE SCHEME

SECTION 8.01.   Closing Conditions.  The obligations of the Company and AngloGold to consummate the Scheme are subject to the satisfaction or, if permissible, waiver of the conditions set forth in Annex A hereto.

# ARTICLE IX

## TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01.   Termination.(a)  This Agreement may be terminated and the Scheme and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval of the Scheme by the members of the Company, as follows:

(i)      by mutual written consent of AngloGold and the Company duly authorized by the Board of Directors of AngloGold and the Company Board; or

(ii)     by either AngloGold or the Company if the Effective Time shall not have occurred on or before 31 March 2004 or such later date as may be agreed in writing by AngloGold and the Company (such date being referred to as the "End Date"); or

(iii)    by either AngloGold or the Company if any Governmental Authority shall have enacted, issued, promulgated, or entered any injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Scheme illegal or otherwise preventing or prohibiting consummation of the Scheme; or

(iv)     by either AngloGold or the Company if the Scheme shall have failed to receive the requisite vote of the members of the Company at the Scheme Meeting; or

(v)      by either AngloGold or the Company if the High Court determines not to issue the Scheme Order and issues an order to this effect; or

(vi)     by AngloGold if (A) the Company Board shall have withdrawn the Board Recommendation, or (B) the terms and conditions of the Scheme shall have been modified without the prior written consent of AngloGold; or

(vii)    by AngloGold if AngloGold determines that any condition to its obligations to consummate the Scheme set forth in paragraph 1 or 2 of Annex A is incapable of being satisfied prior to the End Date and is not curable, or if curable, is not cured within 30 days after written notice thereof has been given to the Company; provided, however, that AngloGold may not assert a Company Material Adverse Effect as the basis for the termination of this Agreement unless AngloGold (A) has provided the Company with five business days' prior written notice of its intention to do so; (B) acting reasonably, has taken into account any positive events, circumstances, changes or effects identified by the Company that have occurred after the date hereof, which are not already reflected in the AngloGold Model; and (C) has provided to the Company copies of its calculations of the impairment to the Net Present Value and the original and adjusted AngloGold Models and, where appropriate, variations thereof; or

(viii)   by AngloGold on the Confirmation Date, prior to 10:00 a.m. (Accra time), or on the previous day if there has been a failure to satisfy any of the conditions set forth in paragraphs 2.3, 2.4, 2.5 and 2.9 through 2.15 of Annex A; provided, however, that AngloGold may not assert a Company Material Adverse Effect as the basis for the termination of this Agreement unless it (A) has provided the Company with written notice of its intention to do so (B) acting reasonably, given the exigencies of the circumstances, has taken into account any positive events, circumstances, changes and effects identified by the Company prior to the fifth business day before the Confirmation Date that have occurred after the date hereof, which are not already reflected in the AngloGold Model; and (C) has provided to the Company copies of its calculations of the impairment to the Net Present Value and the original and adjusted AngloGold Models and, where appropriate, variations thereof; or

(ix)   by the Company if the Company Board has withdrawn the Board Recommendation in accordance with Section 7.16; or

(b)   This Agreement shall terminate automatically without any action by the Company or AngloGold if the conditions set forth in paragraphs 2.15 or 2.16 of Annex A have not been satisfied (or waived in whole or in part by AngloGold) on or before 30 September 2003 or such later date as may be agreed in writing by the Company and AngloGold.

SECTION 9.02.   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 9.01, neither party (nor any director or officer of such party) shall have any liability under this Agreement to the other party, except as set forth in Section 9.03; provided, however, that, subject to Section 9.04, nothing herein shall relieve either party from liability for willful breach prior to such termination of any of its covenants set forth in this Agreement and provided further, that the AngloGold Confidentiality Agreement and the confidentiality agreement dated 29 November 2002 between AngloGold and the Company (together, the "Confidentiality Agreements") and Sections 7.16(g), 7.21, 9.02, 9.03, 9.04, 10.02, 10.03 and 10.08 shall survive any termination of this Agreement. Promptly upon the termination of this Agreement in accordance with Section 9.01, the Company shall withdraw the Scheme and shall take such action as may be necessary to terminate any proceedings with respect thereto (including, without limitation, by filing a proper application with the High Court).

SECTION 9.03.   <u>Termination Fee</u>. (a)  If the Company withdraws the Board Recommendation pursuant to Section 7.16(c), (d) or (e) and either (i) AngloGold terminates this Agreement pursuant to Section 9.01(a)(vi)(A), or (ii) the Company terminates this Agreement pursuant to Section 9.01(a)(ix), the Company shall pay to AngloGold promptly (but in any event no later than one business day) after the termination of this Agreement a fee of US$15,000,000 (the "<u>Termination Fee</u>"), which shall be payable in immediately available funds to a bank account designated by AngloGold.  In the event that the Company determines, after having taken advice from legal counsel, that the payment of the Termination Fee to AngloGold would violate Ghanaian law, the Company shall promptly deposit the Termination Fee into an escrow account (the "<u>Escrow Account</u>") with an escrow agent (which shall be a reputable commercial bank, trust company or other financial institution (the "<u>Escrow Agent</u>")) appointed by the Company pending the determination by a court of competent jurisdiction in Ghana that the payment of such Termination Fee to AngloGold would not violate Ghanaian law.  AngloGold shall have the right to petition a court of competent jurisdiction in Ghana for such determination, in which case the Company shall cooperate with AngloGold and take, or cause to be taken, all action necessary to obtain such determination.  Upon receipt of such determination, AngloGold and the Company shall instruct the Escrow Agent immediately to release the Termination Fee (and any interest thereon) to AngloGold or as the court may direct.

(b)     In the event that this Agreement terminates pursuant to Section 9.01(b) and, within three months after the date of such termination, a recommended Acquisition Proposal that constitutes a Superior Proposal is announced with a person that, during the period commencing on 16 May 2003 and ending on the date of such termination (i) made an Acquisition Proposal to the Company, (ii) entered into a confidentiality agreement with the Company, or (iii) engaged in substantive discussions with the Company regarding a possible Acquisition Proposal, the Company shall promptly after such announcement deposit the Termination Fee into the Escrow Account.  AngloGold shall be entitled (subject to receipt of the court determination referred to in Section 9.03(a)) to the immediate payment of the Termination Fee only upon consummation of such recommended Acquisition Proposal, and AngloGold and the Company shall instruct the Escrow Agent to immediately release the Termination Fee to AngloGold at such time.  If the recommended Acquisition Proposal is publicly withdrawn for whatever reason prior to consummation, the Termination Fee (and any interest thereon) shall be immediately released to the Company.  For purposes of this Section 9.03(b), unless the Company Board determines, after having consulted (on a no-liability basis) with the Company Financial Adviser, that the recommended Acquisition Proposal is not a Superior Proposal as of the date of its announcement (assuming for purposes of such determination that this Agreement had not been terminated), then such recommended Acquisition Proposal shall be deemed to be a Superior Proposal.

(c)     The Company agrees to include in any confidentiality agreement entered into after the date hereof in connection with a possible Acquisition Proposal a commitment, which has third party rights in favour of AngloGold, by the third party making the Acquisition Proposal to pay the Termination Fee upon consummation of the transactions contemplated by its Acquisition Proposal in accordance with Section 9.03(a) or Section 9.03(b) unless earlier paid from the Escrow Account.  If a confidentiality agreement has been entered into prior to the date of this Agreement or if a confidentiality agreement is not executed, the Company shall, prior to and as a condition of entering into a definitive transaction agreement or submitting an application for a scheme of arrangement, in either case with respect to a Superior Proposal as contemplated by Section 9.03(a) or Section

9.03(b), obtain a written commitment, which has third party rights in favour of AngloGold, from the third party making such Superior Proposal to pay the Termination Fee to AngloGold immediately upon consummation of the Superior Proposal if not earlier paid from the Escrow Account.

(d)      On the payment of the amount by the third party to AngloGold, the balance of the Termination Fee (and any interest thereon) in the Escrow Account shall be immediately released to the Company.

SECTION 9.04.   Liquidated Damages.  In the event that AngloGold terminates this Agreement other than in accordance with Section 9, AngloGold shall promptly pay the Company an amount of US$75,000,000 (the "Liquidated Damages Amount") as liquidated damages in satisfaction of any and all claims against AngloGold and as the exclusive remedy for such breach.  AngloGold and the Company expressly acknowledge and agree that the Liquidated Damages Amount is a genuine estimate of loss suffered by the Company as a result of such breach (including, among other things, the opportunity foregone by the Company to raise up to US$164,000,000 through a rights offering) and further agree that the Company shall not be entitled to any equitable relief, including specific performance of this Agreement or an injunction.

SECTION 9.05.   Amendments.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that, after the approval of the Scheme by the members of the Company at the Scheme Meeting, no amendment may be made that would reduce the amount or change the type of consideration deliverable to such members of the Company.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.06.   Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the warranties of any other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

## ARTICLE X

## GENERAL PROVISIONS

SECTION 10.01.  Non-Survival of Warranties.  The warranties contained in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, and no claim shall be made for breach of any such warranties following such termination.

SECTION 10.02.  Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisers and accountants, incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such costs and expenses, whether or not the Scheme shall have been effected.

SECTION 10.03. <u>Notices</u>. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt, except with respect to a notice of termination pursuant to Section 9.01(a)(viii), which in the case of delivery by telecopy shall be evidenced by confirmation of transmission received by the sender) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.03):

> if to AngloGold:
> AngloGold Limited
> 11 Diagonal Street
> Johannesburg 2001
> (PO Box 62117, Marshalltown 2107)
> South Africa
> Facsimile No.:  +27 (11) 637 6666
> Attention:      Company Secretary
>
> with a copy to:
>
> Shearman & Sterling
> Broadgate West
> 9 Appold Street
> London  EC2A 2AP
> Facsimile No.:  +44 (0) 20 7655 5500
> Attention:      Bonnie Greaves, Esq.
>                 George A Casey, Esq.
>
> if to the Company:
>
> Ashanti Goldfields Company Limited
> Gold House
> Patrice Lumumba Road
> Roman Ridge P.O. Box 2665
> Accra, Ghana
> Facsimile No.:  +233 21 775 947
> Attention:      Merene Botsio-Phillips, Esq.
>
> with a copy to:
>
> Norton Rose
> Kempson House
> Camomile Street
> London EC3A 7AN
> Facsimile No.:  +44 (0) 20 7283 6500
> Attention:      Mark Bankes, Esq.

SECTION 10.04. <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Scheme is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Scheme and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 10.05.  Entire Agreement; Assignment.  (a)  This Agreement (including any Annex, Exhibit or Schedule hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes, except for the Confidentiality Agreements (save in relation to clauses 9, 10, 11, 12 and 13 of the Confidentiality Agreements), all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.  Except to the extent repeated in this Agreement, this Agreement supersedes and extinguishes any Pre-contractual Statement.  Each party hereto acknowledges that in entering into this Agreement it is not relying on any Pre-contractual Statement that is not set out in this Agreement.  No party hereto shall have any right of action against any other party to this Agreement arising out of or in connection with any Pre-contractual Statement (except in the case of fraud), except to the extent repeated in this Agreement.  For purposes of this sub-section, "Pre-contractual Statement" means a draft, agreement, undertaking, representation, warranty, promise, assurance, promise or arrangement of any nature whatsoever, whether or not in writing, relating to this Agreement made or given by a party hereto, or any other person at any time prior to the date of this Agreement.

(b) This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), without the prior written consent of each of the parties hereto except that AngloGold may assign all or any of its rights and obligations hereunder to any affiliate of AngloGold, provided that no such assignment shall relieve AngloGold its obligations hereunder if the assignee does not perform such obligations.

SECTION 10.06.  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any terms of this Agreement.

SECTION 10.07.  Specific Performance.  The Company hereto agrees that AngloGold would suffer irreparable damage in the event any provision of this Agreement were not performed in accordance with the terms hereof and that AngloGold shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 10.08.  Governing Law and Jurisdiction.  This Agreement shall be governed by and construed in accordance with English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.

SECTION 10.09. <u>Counterparts</u>. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, AngloGold and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ANGLOGOLD LIMITED

By _____
    Name:
    Title:

By _____
    Name:
    Title:

ASHANTI GOLDFIELDS
COMPANY LIMITED

By _____
    Name:
    Title:

ANNEXES

Annex A

**Scheme Conditions**

Annex B

**Employee Participants**

**Part I**

| Name | Job Title |
|---|---|
| **COMPANY SECRETARY** | |
| Ernest Abankroh | Company Secretary |
| | |
| **LOCATION/ DIVISIONAL HEADS** | |
| Daniel Owiredu | Managing Director – Obuasi/ Ayanfuri |
| Abel Ntini | Managing Director – Freda Rebecca |
| David Renner | Managing Director – Iduapriem |
| Kweku Awotwi | Managing Director – Str. Plg. & New Bus |
| James Anaman | Managing Director – Public Affairs |
| Alex Darko | Managing Director – Group IT |
| | |
| **GENERAL MANAGERS** | |
| Martin Ahorney | Controller – Budgeting & Planning |
| Elvis Harlley | Group Audit Manager |
| Ken Tshiribi | Group Manager – Legal |
| Edward Dwomoh-Appiah | Group Manager – Properties |
| Kwaku Akosah-Bempah | Special Assistant to CEO |
| Addae Antwi-Boasiako | Group Human Resources Co-ord. |
| Elaine Kwami (Mrs) | General Manager – Human Resources |
| Daniel Mensah-Abrampah | Processing Projects Co-ordinator |
| Augustine Oti-Brako | General Manager – Mining |
| Augustine K. Kessie | General Manager - Operations Review |
| Samuel Oti-Atakorah | General Manager – Processing |
| Kwame Addo-Kuffour | Financial Controller - Obuasi |
| John Owusu | Investor Relations Manager |
| | |
| **SENIOR MANAGERS** | |
| Thomas Richardson | Senior Manager – Underground North/ Central |
| Joseph Amanor | Senior Manager – Geology |
| Peter Enimil | Ag. General Manager – Ayanfuri |
| Alex Aidoo-Micah | Senior Manager – Engineering (Processing) |
| Francis Arthur | Group Supplies Manager |
| Casper Dzomeku | Senior Manager – STP |
| Kwasi Amoa | Corporate Telecommunications Manager |
| Peter Amponsah-Mensah | Group Manager - Strategic Planning |
| | |
| **Ashanti Expats** | |
| Ben Aheto | Mining Manager, Siguiri |
| Nathaniel Armar | Finance Director – Freda Rebecca |
| Kwabena Koosono-Ampem | Finance Manager – Siguiri |

**Part II**

| Name | Job Title |
|---|---|
| **LOCATION/ DIVISIONAL HEADS** | |
| Rolin Erickson | Managing Director – Guinea |
| Brent Horochuk | Managing Director – Bibiani |
| Peter Cowley | Managing Director – AEL |
| George Potter | Managing Director – Metallurgy & Suppls |
| Mark Arnesen | Managing Director – Treasury |
| | |
| **GENERAL MANAGERS** | |
| Gary Townsend | Group Financial Controller |
| Errol Drake | General Manager – Engineering |
| | |
| **SENIOR MANAGERS** | |
| Adrian de Freitas | Group Mining Engineer |
| Philip Davies | Regional Exploration Manager |
| Jean Chamberland | Senior Manager – Underground Technical |
| Greg Chandler | Group Insurance Manager |

## Form of Board Recommendation

Chester Crocker, Lynda Chalker and Edward Haslam being Directors of the Company, have not taken part in the deliberations of the Company Board relating to this recommendation. Chester Crocker and Lynda Chalker have, or companies in which they have an interest have, entered into commercial contracts with AngloGold, its Subsidiaries or its parent, Anglo American. Edward Haslam is an executive director of Lonmin, Ashanti's largest shareholder.

The Board of Directors of the Company has received a written opinion from CIBC that the Share Exchange Ratio is fair to Ashanti securityholders from a financial point of view. The Directors of the Company (other than Chester Crocker, Lynda Chalker and Edward Haslam) consider the terms of the Transaction to be in the best interests of Ashanti securityholders and of Ashanti as a whole.

The Board of Directors of Ashanti recommends that all Ashanti securityholders vote in favour of the resolutions to be proposed at the Scheme Meeting, as they intend to in respect of their own respective beneficial holdings, which amount in aggregate to 113,514 Ashanti Shares (representing 0.1 per cent of the issued share capital of Ashanti).

**Lonmin Support Deed**

IN WITNESS WHEREOF, AngloGold and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ANGLOGOLD LIMITED

By _____
    Name: KELVIN HUGH WILLIAMS
    Title: EXECUTIVE DIRECTOR,
           MARKETING

By _____
    Name: JONATHAN GOURLAY BEST
    Title: EXECUTIVE DIRECTOR FINANCE

ASHANTI GOLDFIELDS
COMPANY LIMITED

By _____
    Name:
    Title:

Transaction Agreement

IN WITNESS WHEREOF, AngloGold and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ANGLOGOLD LIMITED

By _____
     Name:
     Title:

By _____
     Name:
     Title:

ASHANTI GOLDFIELDS
COMPANY LIMITED

By _____
     Name: S. Venkatakrishnan
     Title: Director